
MASTERWORKS

AVAILABLE NOW

ALIGHIERO BOETTI

His tapestries have increased in value every single time they've resold at auction

INVEST NOW

Rare Track Record

100% Frequency of Appreciation

Every time Alighiero Boetti's tapestries have returned to auction ('99-'26), they've appreciated in value from their original purchase price. 3 decades. 36 sales. 100% track record.



Attractive Price

~10% Discount on Iconic Series

This Boetti *Arazzi* has exceptional provenance, and was included in Gladstone Gallery's 2013 exhibition La Forza del Centro. We're offering it for $583k, below our pre-acquisition appraisal of $650k, made in April '26. See disclosures below for more information.

Our Pre-Acquisition Appraisal

$650K

Offering Size ~10% Discount

$583K

Outperforming Traditional Assets

Top Sharpe Ratio

Boetti's historical success at market has landed him a Sharpe ratio of 1.46, which is in the top 5 of any artist in our collection. See how he stacks up against other assets:

Alighiero Boetti vs. Popular Assets ('99-'26)



BOETTI''S MARKET
1.46
S&P 500
0.42
U.S. BONDS
0.36
GOLD
0.53
U.S. HOUSING MARKET (FRED)
0.30

Note: For illustrative purposes only. Comparison of assets that trade real time compared to assets that trade episodically like art may have limitations, see Important Disclosures for more info. Past performance is not indicative of future results.

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

*On April 16, 2026, the Artwork was appraised by Masterworks at a fair market value of $650,000. The fair market value appraisal, a copy of which is filed as Exhibit 99.9 to the offering statement of which this offering circular is an integral part, is relevant only as of the date it was issued and is subject to important qualifications and limitations as set forth therein. Although the Company believes the appraisal provides relevant information for investors, it should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. . For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see "Description of Business – Art Appraisals" in this offering circular.

Masterworks often uses art market price data to compare art pricing trends to other asset classes, such as stock, bonds, real estate, gold and other assets. While Masterworks believes these comparisons can be useful to help potential investors discern long term trends in these asset classes, there are significant limitations to the utility of such comparative data, particularly over shorter time periods, and potential investors are cautioned not to place undue reliance on such data. For example, many asset categories are far more liquid than artwork. Whereas exchange traded stocks, commodities and precious metals are priced continuously in real time, art prices upon which data is available (i.e. public auctions) are updated only on limited occasions during select months of the year when public auctions are held. As a result, these asset categories may appear to be more volatile than art and will react more quickly to events and market forces than art prices.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.